UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Third Quarter 2009 Earnings Release Regulated Information November 5, 2009 - 8:00 a.m. CET

DELHAIZE GROUP REPORTS OPERATING PROFIT INCREASE OF 5.7%

IN THE THIRD QUARTER OF 2009

Financial Highlights Third Quarter 2009 (at identical exchange rates)

•	Revenue growth of 1.9% (4.8% at actual exchange rates)

•	Comparable store sales evolution of -1.3% in the U.S. while volume trends continued to improve for the third consecutive quarter

•	Strong comparable store sales growth of 4.6% in Belgium, resulting in a significant market share increase

•	Solid operating margin remained stable at 4.6% (increased to 4.7% at actual exchange rates)

•	Operating profit increase of 2.1% (5.7% at actual exchange rates)

Upgrading guidance range

•	Solid year-to-date results support the increase of operating profit growth expectations to be between 1% to 4% instead of 0% to 3% (at identical exchange rates and including the 53rd week in 2008)

•	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “In the third quarter of this year, Delhaize Group demonstrated once again its ability to operate successfully in a challenging environment. While, as expected, price pressure in the U.S. continued to impact sales, we were encouraged to see that targeted promotions and outstanding store execution resulted in improving volume trends for the third consecutive quarter. In addition, Delhaize Belgium realized an outstanding sales performance supported by its ongoing price efforts and by a very successful marketing campaign. This resulted in the largest market share jump in a number of years. Also, our Greek operations maintained strong momentum and posted solid results.”

“At the same time, our operating margin remained strong due to continued improvements in inventory management, the strength of our private brand program and effective cost management. We are on track with our plans to improve our cost structure by EUR 100 million this year.”

“Although we are mindful of the volatile environment, we remain confident in our operating companies’ resilience and our plans for the rest of the year. Our results for the first nine months of the year give us the confidence to upgrade our earlier communicated guidance of 0 to 3% operating profit growth to 1 to 4% at identical exchange rates and including the 53rd week in 2008.”

•	Financial Highlights

Q3 2009 (1)				YTD 2009 (1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
4 888	+4.8%	+1.9%	Revenues	15 065	+10.7%	+3.0%
228	+5.7%	+2.1%	Operating profit	719	+16.9%	+7.3%
4.7%	—	—	Operating margin	4.8%	—	—
180	+9.3%	+5.4%	Profit before taxes and discontinued operations	568	+21.2%	+11.1%
122	+18.1%	+14.1%	Net profit from continuing operations	376	+16.9%	+7.9%
128	+27.7%	+23.6%	Group share in net profit	380	+19.3%	+10.1%
1.28	+27.1%	+23.1%	Basic earnings per share (Group share in net profit)	3.81	+18.8%	+9.7%

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 5.2% in the third quarter of 2009 (1 EUR = 1.4303 USD) and increased by 11.4% in the first three quarters of 2009 compared to last year.

Delhaize Group – Earnings Release – Third Quarter 2009	1 of 20

•	Third Quarter 2009 Income Statement

Revenues

In the third quarter of 2009, Delhaize Group posted revenue growth of 1.9% at identical exchange rates. At actual exchange rates, revenues increased by 4.8% to EUR 4.9 billion due to the strengthening of the U.S. dollar by 5.2% against the euro compared to 2008. Organic revenue growth was 1.8% for the quarter.

Revenue growth in the third quarter of 2009 was the result of:

•

a 1.2% decrease of U.S. revenues at identical exchange rates as a result of the timing of the 4th of July holiday (included in the second quarter of 2009 and in the third quarter of 2008) and comparable sales growth of -1.3% mostly due to -1.1% lower retail prices;

•	a 7.2% increase of Belgian revenues, another acceleration compared to the previous quarters, supported by 4.6% comparable store sales growth;

•	the continued solid performance in Greece, resulting in a 11.2% increase in revenues; and

•	solid revenue growth of 26.2% at identical exchange rates in Romania and Indonesia.

Delhaize Group ended the third quarter of 2009 with a sales network of 2 697 stores, representing a net addition of 13 stores for the quarter due to the opening of 16 stores and the closure of 3 stores.

Gross margin

Gross margin increased to 25.6% of revenues (25.1% in 2008) mainly as a result of improved buying terms in Belgium, continued inventory management improvements, support from our private brand programs and lower transportation costs due to the decrease of fuel prices. These increases were partly offset by price investments and promotions in the U.S.

Other operating income

Other operating income decreased by 22.7% to EUR 20 million mainly due to a capital gain of EUR 5 million at Alfa-Beta in 2008 as well as less waste recycling income as a result of lower prices for paper.

Selling, general and administrative expenses

Selling, general and administrative expenses were 21.1% of revenues, an increase of 9 basis points as a result of soft revenue growth, higher staff and advertising costs at Delhaize Belgium and higher staff costs in our U.S. operating companies resulting from health care cost inflation and minimum wage increases. These cost increases were partially offset by cost reduction efforts throughout the Group.

Other operating expenses

Other operating expenses amounted to EUR 12 million in the third quarter of 2009 compared to EUR 5 million last year mainly due to a EUR 5 million charge as a result of a change in the discount rate used to calculate closed store provisions in the U.S. and EUR 3 million store impairment charges at Delhaize Belgium.

Operating profit

Operating profit increased by 5.7% to EUR 228 million (+2.1% at identical exchange rates). Operating margin increased by 4 basis points to 4.7% of revenues as a result of a higher gross margin and despite higher selling, general and administrative expenses, other operating expenses and lower other operating income.

Net financial expenses

Net financial expenses amounted to EUR 48 million, a decrease of 5.8% compared to last year due to lower interest rates and the repayment of debt.

Effective tax rate

The effective tax rate decreased from 37.2% to 32.1% as a result of a change in the income mix, the absence of a U.S. dividend and the resolution of a number of U.S. tax matters.

Net profit from continuing operations

Net profit from continuing operations increased by 18.1% (+14.1% at identical exchange rates) and amounted to EUR 122 million, or EUR 1.22 basic per share (EUR 1.01 in 2008).

Delhaize Group – Earnings Release – Third Quarter 2009	2 of 20

Results from discontinued operations, net of tax

The result from discontinued operations, net of tax, amounted to EUR 7 million particularly due to the gain on the divestiture of our German operations that were sold during the third quarter.

Net profit

Group share in net profit amounted to EUR 128 million, an increase of 27.7% at actual exchange rates (+23.6% at identical exchange rates) compared to 2008. Per share, basic net profit was EUR 1.28 (EUR 1.01 in 2008) and diluted net profit was EUR 1.27 (EUR 0.98 in 2008).

•	Third Quarter 2009 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the third quarter of 2009, net cash provided by operating activities amounted to EUR 255 million, a decrease of 15.6% at actual exchange rates (decrease of 21.5% at identical exchange rates) compared to 2008 primarily due to higher tax payments and the timing of interest payments, partly offset by an improvement in changes in operating assets and liabilities and higher profit.

Net cash used in investment activities

Capital expenditures decreased by 32.3% at actual exchange rates (34.8% at identical exchange rates) mainly due to lower store remodeling activity in the U.S., in line with the planned reduction and timing of capital spending.

Business acquisitions and disposals were EUR 98 million and included EUR 97 million for the acquisition of Alfa-Beta shares purchased as part of the tender offer launched in May 2009, and EUR 6 million for the acquisition of Prodas stores in Romania, offset by EUR 5 million due to the disposal of the German activities.

Free cash flow

Delhaize Group generated free cash flow of EUR 30 million compared to EUR 113 million last year, mainly as a result of lower cash provided by operating activities and the acquisition of Alfa-Beta shares.

Net debt

The net debt to equity ratio continued to improve, decreasing to 52.5% compared to 57.3% at the end of 2008. Delhaize Group’s net debt amounted to EUR 2.2 billion at the end of September 2009, a decrease of EUR 193 million compared to EUR 2.4 billion at the end of December 2008 mainly as a result of free cash flow generation.

•	Year-to-date 2009 Income Statement

Revenues

In the first nine months of 2009, Delhaize Group posted revenue growth of 3.0% at identical exchange rates. At actual exchange rates, revenues increased by 10.7% to EUR 15.1 billion due to the strengthening of the U.S. dollar by 11.4% against the euro compared to the same period in 2008. Organic revenue growth amounted to 2.7%.

Revenue growth in the first nine months of 2009 was the result of:

•	a 1.4% increase of U.S. revenues at identical exchange rates driven by comparable store sales growth of 0.4% and new store openings;

•	a 4.2% increase of Belgian revenues driven by comparable store sales growth of 2.7%;

•	an 11.1% increase in Greek revenues due to strong comparable store sales growth, new store openings and the integration of Plus Hellas; and

•	revenue growth of 30.6% at identical exchange rates in Romania and Indonesia.

Gross margin

Gross margin increased to 25.7% of revenues (25.1% in 2008) mainly as a result of better inventory results, the continued support from private brand revenues and lower transportation costs due to the decrease of fuel prices partially offset by price investments.

Delhaize Group – Earnings Release – Third Quarter 2009	3 of 20

Other operating income

Other operating income decreased by 18.2% to EUR 55 million mainly attributable to less waste recycling income as a result of lower prices for paper, a capital gain realized at Alfa-Beta in 2008 (EUR 5 million) and less income related to the sale of Cash Fresh stores in Belgium.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.1% of revenues, an increase of 12 basis points at actual rates. At identical exchange rates, selling, general and administrative expenses were stable as cost reduction initiatives offset higher health care costs and an increase in the minimum federal wage in the U.S., the annualized impact of last year’s salary indexations on staff costs and higher advertising expenses in Belgium.

Other operating expenses

Other operating expenses amounted to EUR 23 million in the first nine months of 2009 compared to EUR 11 million last year mainly due to a change in the discount rate used to calculate closed store provisions in the U.S. and store impairment charges at Delhaize Belgium and Food Lion.

Operating profit

Operating margin grew from 4.5% last year to 4.8%. Operating profit increased by 16.9% at actual exchange rates to EUR 719 million (+7.3% at identical exchange rates).

Net financial expenses

Net financial expenses amounted to EUR 151 million, an increase of 3.2% compared to last year due to the strengthening of the U.S. dollar partly offset by lower interest rates.

Effective tax rate

The effective tax rate increased from 31.3% to 33.7% as last year was favorably impacted by the positive resolution of federal tax matters in the U.S.

Net profit from continuing operations

Net profit from continuing operations increased by 16.9% (+7.9% at identical exchange rates) and amounted to EUR 376 million, or EUR 3.73 basic per share (EUR 3.18 in 2008).

Results from discontinued operations, net of tax

The result from discontinued operations, net of tax, amounted to EUR 8 million particularly due to the gain on the divestiture of our German operations that were sold during the third quarter.

Net profit

Group share in net profit amounted to EUR 380 million, an increase of 19.3% at actual exchange rates (+10.1% at identical exchange rates) compared to 2008. Per share, basic net profit was EUR 3.81 (EUR 3.20 in 2008) and diluted net profit was EUR 3.75 (EUR 3.12 in 2008).

Delhaize Group – Earnings Release – Third Quarter 2009	4 of 20

•	Segment Reporting

Third Quarter 2009		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	Q3 2009	Q3 2008	2009 /2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	2009 /2008
United States	USD	4 771	4 831	-1.2%	5.5%	5.6%	261	271	-3.7%
United States	EUR	3 315	3 209	3.3%	5.5%	5.6%	180	180	+0.6%
Belgium	EUR	1 163	1 085	7.2%	3.5%	3.2%	41	34	+18.5%
Greece	EUR	350	314	11.2%	3.6%	4.3%	13	13	-8.5%
Rest of the World(1)	EUR	60	54	12.7%	1.8%	0.6%	1	1	+252.9%
Corporate	EUR	—	—	N/A	N/A	N/A	(7)	(13)	+42.8%

TOTAL	EUR	4 888	4 662	+4.8%	4.7%	4.6%	228	215	+5.7%

(1) The segment “Rest of the World” includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia).
YTD 2009		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	YTD 2009	YTD 2008	2009 /2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008	2009 /2008
United States	USD	14 278	14 087	+1.4%	5.5%	5.3%	787	748	+5.2%
United States	EUR	10 448	9 257	+12.9%	5.5%	5.3%	575	492	+17.1%
Belgium	EUR	3 385	3 248	+4.2%	3.9%	3.7%	133	120	+10.7%
Greece	EUR	1 063	956	+11.1%	3.0%	2.9%	32	27	+15.6%
Rest of the World(1)	EUR	169	145	+17.1%	(0.3%)	1.2%	—	2	- 126.0%
Corporate	EUR	—	—	N/A	N/A	N/A	(21)	(26)	+19.2%

TOTAL	EUR	15 065	13 606	+10.7%	4.8%	4.5%	719	615	+16.9%

(1)	The segment “Rest of the World” includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia).

United States

In the third quarter of this year, revenues from our operations in the United States decreased by 1.2% to USD 4.8 billion (EUR 3.3 billion). Comparable sales growth was negative 1.3% mainly as a result of retail prices that were 1.1% lower.

During the third quarter, food inflation turned negative. Prudent consumer spending continued and the competitive environment remained highly promotional. Despite this difficult context, volume trends improved for the third consecutive quarter thanks to targeted promotional offers and price investments. Our price investments are evidenced by the fact that our retail prices decreased 30 basis points more than our cost. This volume trend improvement was the result of increased customer traffic and less pressure on the number of items sold per transaction, showing the success of our commercial initiatives.

At the end of September 2009, Delhaize Group operated 1 595 supermarkets in the U.S. In the third quarter of 2009, Food Lion re-launched 35 stores that were part of the market renewal program in Columbia, South Carolina. In addition to the market renewals, during the third quarter of this year Food Lion remodeled 2 stores, opened 9 new stores and closed or relocated 4 stores. Hannaford opened 4 stores and closed 1.

In the third quarter of 2009, operating profit decreased by 3.7% to USD 261 million due to lower revenues and a 14 basis point operating margin decrease to 5.5% of revenues. Gross margin was higher as a result of improvements in inventory management and lower fuel prices, partly offset by promotions. Selling, general and administrative expenses were negatively impacted by higher staff costs mainly attributable to increases in minimum wage levels and rising health care costs, partly offset by cost reduction initiatives. Other operating expenses were negatively impacted mainly by a USD 7 million (EUR 5 million) charge as a result of a change in the discount rate used to calculate closed store provisions.

Belgium

In the third quarter of 2009, revenues in Belgium increased by 7.2% to EUR 1.2 billion, supported by strong comparable store sales growth of 4.6%, particularly due to a continued increase in the average number of transactions. Delhaize Belgium’s sustained price investments, targeted promotional activity and effective communication resulted in a further improvement of its price position. During the third quarter, Delhaize Belgium benefited also from its outstanding Disney Pixar card collection marketing campaign and favorable weather conditions. Market share continued to increase with the highest increase since the cycling of the Cash Fresh acquisition in 2006.

Delhaize Group – Earnings Release – Third Quarter 2009	5 of 20

During the third quarter, the sales network of Delhaize Belgium decreased by 3 stores to 786 (including 41 stores in the Grand Duchy of Luxembourg) due to the sale of the four stores in Germany.

Also during the third quarter, operating profit increased by 18.5% to EUR 41 million. Operating margin increased 34 basis points to 3.5% due to a higher gross margin resulting from a more favorable product mix, continued good inventory management and improved negotiations with suppliers. Selling, general and administrative expenses as a percentage of revenues increased due to the annualized impact of last year’s salary indexation on staff costs, higher advertising expenses and higher bad debt expenses.

Greece

In the third quarter of 2009, revenues in Greece grew by 11.2% to EUR 350 million driven by solid comparable store sales growth and new store openings. Underlying volume trends continued to improve and have resulted in a further market share increase.

During the third quarter, Alfa-Beta’s operating margin decreased to 3.6% of revenues due to a decrease in other operating income as a result of a capital gain of EUR 5 million realized in 2008 and an increase in operating expenses due to higher depreciation and staff costs.

Rest of the World (Romania and Indonesia)

In the third quarter of 2009, revenues in the Rest of the World segment (Romania and Indonesia) increased by 12.7% (26.2% at identical exchange rates) to EUR 60 million, as a result of the expansion of the store network in both countries (primarily from the acquisition of La Fourmi in 2008 and Prodas in 2009, both in Romania) and high retail inflation.

The Rest of the World segment recorded an operating profit increase to EUR 1 million in the third quarter of 2009. Operating margin improved due to improved buying conditions and inventory management.

On July 7, 2009, Delhaize Group completed the acquisition of four Prodas supermarkets in Bucharest, which will further strengthen its position in the Romanian capital.

•	Updated 2009 Financial Outlook

Based on our solid results in the first nine months of 2009 and our plans for the rest of the year, Delhaize Group upgrades its earlier communicated operating profit growth guidance of 0 to 3% when including the effect of the 53rd week in 2008 to 1 to 4% or 4.5 to 7.5% when excluding the effect of the 53rd week in 2008 and at identical exchange rates.

As a reminder, the operating profit of 2008 was favorably impacted for EUR 30.2 million by the 53rd trading week, but negatively for almost the same amount of EUR 30.7 million due to an impairment charge of EUR 14.5 million and a store closing charge of EUR 16.2 million, both related to Sweetbay.

•	Conference Call and Webcast

Delhaize Group’s management will comment on the third quarter results during a conference call starting November 5, 2009 at 03.00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 20 7108 6390 (U.K), or +1 210 795 0624 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group – Earnings Release – Third Quarter 2009	6 of 20

•	Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the third quarter of 2009, Delhaize Group’s sales network consisted of 2 697 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

•	Financial Calendar

• Press release – 2009 full year revenues	January 14, 2010
• Press release – 2009 fourth quarter and full year 2009 results	March 11, 2010
• Press release – 2010 first quarter results	May 5, 2010
• Press release – 2010 second quarter results	August 13, 2010

•	Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69

Delhaize Group – Earnings Release – Third Quarter 2009	7 of 20

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•	Condensed Consolidated Income Statements (Unaudited)

Q3 2009	Q3 2008	(in millions of EUR)	YTD 2009	YTD 2008
4 888	4 662		15 065	13 606
(3 639)	(3 490)	Cost of sales	(11 194)	(10 189)

1 249	1 172	Gross profit	3 871	3 417
25.6%	25.1%	Gross margin	25.7%	25.1%
20	26	Other operating income	55	68
(1 029)	(978)	Selling, general and administrative expenses	(3 184)	(2 859)
(12)	(5)	Other operating expenses	(23)	(11)

228	215	Operating profit	719	615
4.7%	4.6%	Operating margin	4.8%	4.5%
(41)	(53)	Finance costs	(156)	(155)
(7)	2	Income from investments	5	8

180	164	Profit before taxes and discontinued operations	568	468
(58)	(61)	Income tax expense	(192)	(147)

122	103	Net profit from continuing operations	376	321

7	—	Result from discontinued operations, net of tax	8	3
129	103	Net profit (before minority interests)	384	324

1	3	Net profit attributable to minority interests	4	6
		Net profit attributable to equity holders of the Group
128	100	(Group share in net profit)	380	318

		(in EUR, except number of shares)
		Group share in net profit from continuing operations:
1.22	1.01	Basic earnings per share	3.73	3.18
1.20	0.99	Diluted earnings per share	3.67	3.10

		Group share in net profit:
1.28	1.01	Basic earnings per share	3.81	3.20
1.27	0.98	Diluted earnings per share	3.75	3.12

		Weighted average number of shares outstanding:
99 867 427	99 410 389	Basic	99 754 830	99 381 949
100 808 571	103 057 078	Diluted	101 803 784	103 248 353

100 870 626	100 280 507	Shares issued at the end of the quarter	100 870 626	100 280 507

99 985 068	99 380 035	Shares outstanding at the end of the quarter	99 985 068	99 380 035

1.4303	1.5050	Average USD per EUR exchange rate	1.3665	1.5217

Delhaize Group – Earnings Release – Third Quarter 2009	8 of 20

•	Condensed Consolidated Statements of Comprehensive Income (Unaudited)

Q3 2009	Q3 2008	(in millions of EUR)	YTD 2009	YTD 2008
—	—	Deferred gain (loss) on completed hedge	—	—
1	1	Reclassification adjustment to net profit	1	1
—	—	Tax expense (benefit)	—	—

1	1	Deferred gain (loss) on hedge, net of tax	1	1
(13)	—	Gain (loss) on cash flow hedge	(41)	—
16	—	Reclassification adjustment to net profit	32	—
3	—	Tax expense (benefit)	3	—

6	—	Gain (loss) on cash flow hedge, net of tax	(6)	—
3	(1)	Unrealized gain (loss) on financial assets available for sale	(4)	(2)
1	—	Reclassification adjustment to net profit	1	—
(1)	—	Tax expense (benefit)	—	—

3	(1)	Unrealized gain (loss) on financial assets available for sale, net of tax	(3)	(2)
(131)	308	Exchange gain (loss) on translation of foreign operations	(196)	97
—	—	Reclassification adjustment to net profit	—	—

(131)	308	Exchange gain (loss) on translation of foreign operations	(196)	97

(121)	308	Other comprehensive income	(204)	96
—	—	Attributable to minority interest	—	—
129	103	Net profit of the period	384	324

8	411	Total comprehensive income for the period	180	420
1	3	Amount attributable to minority interest	4	6
7	408	Amount attributable to equity holders of the Group	176	414

Delhaize Group – Earnings Release – Third Quarter 2009	9 of 20

•	Condensed Consolidated Balance Sheets (Unaudited)

(in millions of EUR)	September 30, 2009	December 31, 2008	September 30, 2008
Assets
Non-current assets	7 153	7 297	7 059
Goodwill	2 592	2 607	2 544
Intangible assets	559	597	570
Property, plant and equipment	3 695	3 832	3 701
Investment property	38	39	44
Financial assets	142	146	142
Derivative instruments	101	57	37
Other non-current assets	26	19	21
Current assets	2 442	2 403	2 337
Inventories	1 333	1 338	1 326
Receivables and other assets	677	707	648
Financial assets	37	35	29
Derivative instruments	—	1	—
Cash and cash equivalents	395	320	334
Assets classified as held for sale	—	2	—

Total assets	9 595	9 700	9 396

Liabilities
Total equity	4 212	4 195	3 955
Shareholders’ equity	4 196	4 143	3 904
Minority interests	16	52	51
Non-current liabilities	3 041	2 918	2 818
Long-term debt	1 884	1 766	1 708
Obligations under finance lease	624	643	609
Deferred tax liabilities	216	215	228
Derivative instruments	41	—	—
Provisions	218	226	213
Other non-current liabilities	58	68	60
Current liabilities	2 342	2 587	2 623
Short-term borrowings	208	152	162
Long-term debt - current portion	44	326	323
Obligations under finance lease	42	44	43
Accounts payable	1 312	1 383	1 371
Derivative instruments	5	—	—
Other current liabilities	731	679	724
Liabilities associated with assets held for sale	—	3	—

Total liabilities and equity	9 595	9 700	9 396

USD per EUR exchange rate	1.4643	1.3917	1.4303

Delhaize Group – Earnings Release – Third Quarter 2009	10 of 20

•	Condensed Consolidated Statements of Cash Flows (Unaudited)

Q3 2009	Q3 2008	(in millions of EUR)	YTD 2009	YTD 2008
		Operating activities
129	103	Net profit (before minority interests)	384	324
		Adjustments for:
110	106	Depreciation - continuing operations	343	306
15	13	Amortization - continuing operations	44	38
—	—	Depreciation and amortization - discontinued operations	—	1
4	—	Impairment - continuing operations	6	(1)
99	112	Income taxes, finance costs and income from investments	336	290
7	2	Other non-cash items	30	20
(20)	(63)	Changes in operating assets and liabilities	(47)	(123)
(28)	11	Interest paid	(136)	(124)
1	6	Interest received	6	9
(62)	12	Income taxes paid	(188)	(44)
255	302	Net cash provided by operating activities	778	696

		Investing activities
(98)	(12)	Business acquisitions and disposals	(136)	(88)
(129)	(190)	Purchase of tangible and intangible assets (capital expenditures)	(328)	(484)
2	14	Sale of tangible and intangible assets	6	17
6	10	Net investment in debt securities	(6)	1
—	(1)	Other investing activities	7	6
(219)	(179)	Net cash used in investing activities	(457)	(548)

36	123	Cash flow before financing activities	321	148

		Financing activities
16	—	Exercise of share warrants and stock options	15	(2)
(5)	(2)	Treasury shares purchased	(5)	(5)
(3)	(34)	Dividends paid (including dividends paid by subsidiaries to minority interests)	(151)	(147)
—	1	Escrow maturities	5	9
(11)	(6)	Borrowings under (repayments of) long-term loans	(134)	(53)
		(net of direct financing costs)
(43)	(25)	Borrowings under (repayments of) short-term loans, net	56	120
(17)	(1)	Settlement of derivative instruments	(16)	4

(63)	(67)	Net cash used in financing activities	(230)	(74)

(15)	20	Effect of foreign currency translation	(17)	11

(42)	76	Net increase (decrease) in cash and cash equivalents	74	85

437 (1)	258	Cash and cash equivalents at beginning of period	321 (1)	249
395	334	Cash and cash equivalents at end of period	395	334

(1)	Including cash and cash equivalents of Delhaize Deutschland (Germany) reclassified as assets held for sale: EUR 1 million as of December 31, 2008 and EUR 2 million as of June 30, 2009.

Delhaize Group – Earnings Release – Third Quarter 2009	11 of 20

•	Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2009	4 143	52	4 195

Other comprehensive income	(204)	—	(204)
Net profit	380	4	384

Total comprehensive income for the period	176	4	180

Dividends declared	(148)	(4)	(152)
Capital increase	14	—	14
Treasury shares purchased	(5)	—	(5)
Treasury shares sold upon exercise of employee stock options	2	—	2
Excess tax benefit on employee stock options and restricted shares	1	—	1
Tax payment for restricted shares vested	(2)	—	(2)
Share-based compensation expense	15	—	15
Purchase of minority interests	—	(36)	(36)

Balances at September 30, 2009	4 196	16	4 212

Shares issued	100 870 626
Treasury shares	885 558
Shares outstanding	99 985 068

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2008	3 627	49	3 676

Other comprehensive income	96	—	96
Net profit	318	6	324

Total comprehensive income for the period	414	6	420

Dividends declared	(143)	(4)	(147)
Treasury shares purchased	(5)	—	(5)
Treasury shares sold upon exercise of employee stock options	1	—	1
Tax deficiency on employee stock options and restricted shares	(3)	—	(3)
Tax payment for restricted shares vested	(3)	—	(3)
Share-based compensation expense	16	—	16

Balances at September 30, 2008	3 904	51	3 955

Shares issued	100 280 507
Treasury shares	900 472
Shares outstanding	99 380 035

Delhaize Group – Earnings Release – Third Quarter 2009	12 of 20

•	Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian international food retailer with operations in six countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the nine months period ending September 30, 2009 were authorized for issue by the Board of Directors on November 4, 2009.

Basis of presentation and accounting policies

This report includes the unaudited interim condensed consolidated financial statements which have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The accounting policies applied in this report are consistent with those applied in the Group’s 2008 consolidated financial statements except for the impact of new accounting pronouncements adopted in 2009, of which the most important ones for Delhaize Group are described below:

IFRS 8 Operating Segments: The Group adopted the standard effective January 1, 2009. Based on the identified operating segments, which mainly represent the various operating companies, Delhaize Group established reportable segments, which aggregate its U.S. operating segments, as they are considered to have similar economic characteristics and exhibit similar long-term financial performance. This results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches how Delhaize Group manages its operations. The Group concluded that IFRS 8 does not have an impact on the Group’s reportable segments as previously presented.

The Group also concluded that there have been no material changes in the total segment assets. In the past under IAS 14 Segment Reporting guidance, Delhaize Group excluded from the business segments certain assets and liabilities (amongst others financial assets and liabilities and derivatives) and re-allocated them to the “Corporate and Unallocated” segment as the reporting to the Chief Operating Decision Maker does not include such re-allocations. Total assets as shown in the consolidated balance sheet equal total segment assets.

Segment information can be found on page 5 of this report.

•

Revised IAS 1 Presentation of Financial Statements: The revised standard introduced several changes to IAS 1, with the most significant being the requirement to separate owner and non-owner changes in equity and the introduction of the statement of comprehensive income, which contains all items of recognized income and expense, either in one or two statements. A consequence of these new requirements for the Group is that the “Consolidated Statements of Changes in Equity” is now presented outside of the notes as a primary statement. The Group continues presenting two statements, i.e., an “Income Statement” and a “Statement of Comprehensive Income.” The latter includes the related income tax and reclassification effects. All changes relate to presentation only and therefore, the implementation of the revised IAS 1 had no impact on the financial performance of the Group.

•

IFRIC 13 Customer Loyalty Programs: This interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue over the period that the award credits are redeemed. The Group maintains various loyalty points programs and concluded that the application of the interpretation had an immaterial impact on the consolidated financial statements.

•

IFRIC 18 Transfer of Assets from Customers: The Group adopted the interpretation as of July 1, 2009 and concluded that it had an insignificant impact on the consolidated financial statements of the Group.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued after December 31, 2008, but were not yet effective as of the balance sheet date.

Delhaize Group – Earnings Release – Third Quarter 2009	13 of 20

Business acquisitions

Acquisition of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA

On January 2, 2009, Delhaize Group entered into an agreement to integrate two of its affiliated stores, based in Luxembourg, into its company-operated sales network. Delhaize Group acquired 100% of the shares and voting rights of these two companies for an acquisition price of EUR 25 million, subject to contractual adjustments.

The purchase price allocation process is in progress and the Group has recognized a provisional goodwill of EUR 21 million. The purchase accounting process is expected to be completed by year-end. The interim condensed consolidated financial statements include the revenues of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA of EUR 40 million and net profit of EUR 2 million for the nine months from the acquisition date.

Acquisition of four Prodas supermarkets

On March 13, 2009, Delhaize Group entered into an agreement, through its fully-owned subsidiary Mega Image, to acquire four stores operated under the banner Prodas in Bucharest. The acquisition price was EUR 6 million, subject to contractual adjustments. The acquisition was closed, after obtaining the approval from the Romanian antitrust authorities, on July 7, 2009.

The purchase price allocation process is in progress and the Group has recognized a provisional goodwill of EUR 5 million. The interim condensed consolidated financial statements include the revenues of Prodas of EUR 1 million and net profit of EUR 0.4 million for the three months from the acquisition date.

Business disposals

Sale of Delhaize Deutschland GmbH

On July 13, 2009, Delhaize Group entered into an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operated four stores in Germany. The sales transaction was completed in September 2009 and the sales price was EUR 7 million, subject to contractual adjustments.

The assets and liabilities of Delhaize Deutschland GmbH had been presented as “held for sale” since December 2008. Income and expenses relating to Delhaize Deutschland are shown as “Result from discontinued operations.” The interim condensed consolidated financial statements include the net profit of EUR 1 million of Delhaize Deutschland GmbH for the first nine months of 2009.

Minority interest

Tender offer for shares of Delhaize Group’s Greek subsidiary Alfa-Beta Vassilopoulos

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary “Alfa-Beta” Vassilopoulos S.A. (“Alfa-Beta”) which were not yet held by any of the consolidated companies of Delhaize Group at a price of EUR 30.50 per Alfa-Beta share. On June 29, 2009, the offer price was increased to EUR 34.00 per share. The necessary regulatory approval was obtained on June 30, 2009.

In addition, on June 29, 2009 Delhaize Group announced that it had reached an agreement with two major shareholders of Alfa-Beta who would, subject to the noted increase in offer price and regulatory approval, sell their shares of approximately 12% in Alfa-Beta to Delhaize Group.

Prior to the tender offer, Delhaize Group owned 8 310 614 shares or 65.27% of the voting rights of Alfa-Beta. During the acceptance period, which started on June 12, 2009 and ended on July 9, 2009, shareholders of Alfa-Beta tendered 2 680 324 shares in total, representing approximately 21.05% of the Alfa-Beta voting rights. At the end of the tender offer period, Delhaize Group held 89.56% of Alfa-Beta shares. During the 3rd quarter 2009, Delhaize Group acquired additional shares on the market.

Delhaize Group accounts for these shares in accordance with the Group’s accounting policies (applying the “parent entity extension” method). The difference between the consideration paid and the book value of the shares acquired has been recognized in goodwill and was EUR 71 million at September 30, 2009.

Delhaize Group – Earnings Release – Third Quarter 2009	14 of 20

•	Income Statement

Other operating income

Q3 2009	Q3 2008	(in millions of EUR)	YTD 2009	YTD 2008
7	7	Rental income	23	20
3	5	Recycling income	8	15
3	3	Services rendered to suppliers	8	10
—	—	Sale of businesses	—	3
1	8	Gain on sale of property, plant and equipment	3	9
2	1	Services rendered to wholesale customers	4	2
1	1	Return check services	2	3
3	1	Other	7	6

20	26	Total	55	68

Other operating expenses

Q3 2009	Q3 2008	(in millions of EUR)	YTD 2009	YTD 2008
(6)	(3)	Store closing and restructuring expenses	(9)	(5)
(3)	—	Impairment	(5)	1
(3)	—	Loss on sale of property, plant and equipment	(7)	(5)
—	(2)	Other	(2)	(2)

(12)	(5)	Total	(23)	(11)

•	Balance Sheet and Cash Flow Statement

Property, plant and equipment

During the first nine months of 2009, Delhaize Group added EUR 338 million in property, plant and equipment, including EUR 44 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 6 million.

Impairment of non-current assets

During the third quarter of 2009, Delhaize Group recognized EUR 3 million of impairment losses for one company-operated supermarket, 3 City stores and the former Cash Fresh warehouse in Belgium. Delhaize Group has not recorded any reversals of impairment losses. Total impairment charges recognized year-to-date were EUR 5 million.

Issuance and repurchase of equity securities

In the third quarter of 2009, Delhaize Group issued 287 342 new shares, purchased 115 882 of its own shares and used 28 013 of its treasury shares. During the first nine months of 2009, Delhaize Group issued 287 342 new shares and re-purchased 115 882 of its own shares. The Group used 145 040 treasury shares to satisfy stock options. Delhaize Group owned 885 558 treasury shares at the end of September 2009.

Dividends

At Delhaize Group’s shareholders’ meeting on May 28, 2009, Delhaize Group’s shareholders approved the distribution of a EUR 1.48 gross dividend per share for fiscal year 2008. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.11 per share. The 2008 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 4, 2009 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 9, 2009.

Delhaize Group – Earnings Release – Third Quarter 2009	15 of 20

Issuance, repurchases and repayments of debt

On February 2, 2009, Delhaize Group issued USD 300 million aggregate principal amount of Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principle amount, with the net proceeds to be used for general corporate purposes, including the payment of maturing debt.

The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of the outstanding aggregate principal amount in the event of a change of control of Delhaize Group. The Senior Notes are not listed but have been offered to qualified investors pursuant to a registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission.

Simultaneously, Delhaize Group entered into a five-year, cross currency, fixed-for-fixed interest rate swap transaction to hedge the variability in the cash flows associated with the Senior Notes due to changes in the exchange rates. The Group has designated and documented this transaction as a cash flow hedge and has accounted for it as of the date of issuance.

On April 30, 2009, Delhaize Group’s convertible bond issued in 2004, with an outstanding balance of EUR 170 million at December 31, 2008, matured and was repaid.

On May 18, 2009, Delhaize Group’s Eurobond issued in 1999, with an outstanding balance of EUR 150 million at December 31, 2008, matured and was repaid.

•	Related-Party Transactions

In June 2009, an aggregate number of 175 795 stock options and warrants and 39 159 restricted shares were granted to members of the Executive Management.

•	Contingencies

Contingencies are materially unchanged from those described in Note 40 on page 113 of the 2008 Annual Report.

•	Share-based Payments

In June 2009, Delhaize Group granted 150 073 restricted stock unit awards and 301 882 warrants to associates of its U.S. operating companies under the “Delhaize America 2002 Restricted Stock United Plan” and the “Delhaize Group 2002 Stock Incentive Plan” respectively. The fair value for the restricted stock unit awards is USD 70.27 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year (i.e. 25% each year as from the second year) after the award. The warrants were granted at an exercise price of USD 70.27, vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is USD 12.88 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.55%
Expected volatility	26.26%
Risk-free interest rate	2.27%
Expected term in years	4.0

Delhaize Group – Earnings Release – Third Quarter 2009	16 of 20

Through the end of the third quarter 2009, Delhaize Group issued 228 366 stock options to senior management members of its non-U.S. operating companies under the 2007 Stock Option Plan, at an exercise price of EUR 50.03. The options will vest after a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated on the basis of the weighted average share price over the acceptance period, and amounts to EUR 10.99. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.51%
Expected volatility	28.54%
Risk-free interest rate	2.85%
Expected term in years	5.0

•	Key Events After Balance Sheet Date

Delhaize Group announced on October 5, 2009 that it had entered into a non-binding Letter of Intent with BI-LO, LLC to acquire a substantial majority of BI-LO’s assets, including associated inventory, for a purchase price of USD 425 million in cash. Due to the Bankruptcy Court’s decision on October 6, 2009 granting co-exclusivity to both the Debtor and Creditors this Letter of Intent is no longer in effect but Delhaize Group continues to be in contact with different constituents to reach an agreement to acquire BI-LO assets

On October 8, 2009, Delhaize Group announced that it has entered into a share purchase agreement to acquire the Greek retailer Koryfi, through its subsidiary Alfa-Beta Vassilopoulos, for an amount of EUR 7.0 million (plus EUR 1.8 million financial debt). The acquisition is subject to customary conditions, including the approval by the Greek antitrust authorities and is expected to close in the fourth quarter of 2009.

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

•	Use of non-GAAP (Generally Accepted Accounting Principles)

Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

•	Number of Stores

	End of 2008	End of Q2 2009	Change Q3 2009	End of Q3 2009	End of 2009 Planned
United States	1 594	1 587	+8(1)	1 595	1 605-1 610(2)
Belgium	775(3)	789(4)	-3	786(5)	800-805
Greece	201	203	+1	204	217
Romania	40	40	+7	47	48
Indonesia	63	65	—	65	74

Total	2 673	2 684	+13	2 697	2 744-2 754

(1)	Including the opening or acquisition of 5 new stores, the closing of 2 stores that were relocated and the closing of 2 other stores.
(2)	In 2009, Delhaize Group expects to open 38 to 43 new supermarkets in the U.S. The Group plans to close 7 stores to be relocated and 20 other stores. This will result in a net increase of 11 to 16 stores to a total number of 1 605 to 1 610 stores at the end of 2009.
(3)	Including 40 stores in the Grand-Duchy of Luxembourg and the 4 stores in Germany that have been sold in the third quarter of 2009.
(4)	Including 41 stores in the Grand-Duchy of Luxembourg and the 4 stores in Germany that have been sold in the third quarter of 2009.
(5)	Including 41 stores in the Grand-Duchy of Luxembourg and excluding the 4 stores in Germany that have been sold in the third quarter of 2009.

Delhaize Group – Earnings Release – Third Quarter 2009	17 of 20

•	Organic Revenue Growth Reconciliation

Q3 2009	Q3 2008	% Change	(in millions of EUR)	YTD 2009	YTD 2008	% Change
4 888	4 662	4.8%	Revenues	15 065	13 606	10.7%
(137)			Effect of exchange rates	(1046)
4 751	4 662	1.9%	Revenues at identical exchange rates	14 019	13 606	3.0%
—	—		Divestitures	—	—
(7)	—		Acquisitions	(44)	—

4 744	4 662	1.8%	Organic sales growth	13 975	13 606	2.7%

•	Free Cash Flow Reconciliation

Q3 2009	Q3 2008	(in millions of EUR)	YTD 2009	YTD 2008
255	302	Net cash provided by operating activities	778	696
(219)	(179)	Net cash used in investing activities	(457)	(548)
(6)	(10)	Net investment in debt securities	6	(1)

30	113	Free cash flow	327	147

•	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	September 30, 2009	December 31, 2008	September 30, 2008
Non-current financial liabilities	2 508	2 409	2 317
Current financial liabilities	294	522	528
Derivative liabilities	46	—	—
Derivative assets	(101)	(58)	(37)
Investment in securities - non-current	(127)	(123)	(121)
Investment in securities - current	(16)	(28)	(22)
Cash and cash equivalents	(395)	(320)	(334)

Net debt	2 209	2 402	2 331
Net debt to equity ratio	52.5%	57.3%	58.9%

•	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q3 2009			Q3 2008	2009/2008
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	4 888	(137)	4 751	4 662	4.8%	1.9%
Operating profit	228	(8)	220	215	5.7%	2.1%
Net profit from continuing operations	122	(4)	118	103	18.1%	14.1%
Basic EPS from continuing operations	1.22	(0.04)	1.18	1.01	20.6%	16.5%
Net profit (Group share)	128	(4)	124	100	27.7%	23.6%
Basic earnings per share	1.28	(0.04)	1.24	1.01	27.1%	23.1%
Free cash flow	30	(14)	16	113	(74.1%)	(86.0%)

Delhaize Group – Earnings Release – Third Quarter 2009	18 of 20

(in millions of EUR, except per share amounts)	YTD 2009			YTD 2008	2009/2008
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	15 065	(1 046)	14 019	13 606	10.7%	3.0%
Operating profit	719	(59)	660	615	16.9%	7.3%
Net profit from continuing operations	376	(29)	347	321	16.9%	7.9%
Basic EPS from continuing operations	3.73	(0.29)	3.44	3.18	17.5%	8.3%
Net profit (Group share)	380	(29)	351	318	19.3%	10.1%
Basic earnings per share	3.81	(0.30)	3.51	3.20	18.8%	9.7%
Free cash flow	327	(18)	309	147	122.5%	109.7%

(in millions of EUR)	September 30, 2009			December 31, 2008	Change
Net debt	2 209	42	2 251	2 402	(8.0%)	(6.3%)

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the nine month period ending September 30, 2009 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first nine months of the fiscal year 2009 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, November 4, 2009

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of cash flows, statements of changes in shareholders’ equity and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the Company”) and its subsidiaries (jointly “the Group”) for the nine month period ended September 30, 2009. The Board of Directors of the Company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren.” A limited review consists of making inquiries of Group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren.” Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the nine month period ended September 30, 2009 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises

Represented by Philip Maeyaert

Delhaize Group – Earnings Release – Third Quarter 2009	19 of 20

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are materially unchanged from those described on the pages 58 through 61 of the 2008 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – Third Quarter 2009	20 of 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: November 9, 2009	By:	/s/ G. LINN EVANS
G. Linn Evans
Vice President